Exhibit 99.1

Press Release 28 March 2019 9:01 pm CET

Privileged and Regulated Information

Celyad Appoints Filippo Petti as Chief Executive Officer

•	Dr. Christian Homsy continues as non-executive director and chair of the Strategy Committee of the Board of Directors

Mont-Saint-Guibert, Belgium, March 28, 2019- Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T therapies, today announced the appointment of Filippo Petti as Chief Executive Officer (CEO) of Celyad effective April 1, 2019. Mr. Petti is currently Celyad’s Chief Financial Officer (CFO), and will serve as interim CFO until the Company appoints a permanent successor for the role. Dr. Homsy will continue to serve as a member of Celyad’s Board of Directors and chair the Strategy Committee of the Board of Directors. Dr. Homsy will support Mr. Petti in his new function on an as needed basis.

Michel Lussier, Celyad’s Chairman commented “The Board is delighted to appoint Filippo to the role given his intimate knowledge and appreciation for Celyad’s pipeline, team and shareholders as the Company advances its CAR-T therapies to the next stage of development. Since he joined the Company, Filippo has demonstrated that his experience combined with the vision of the Company should maximize value for all of our stakeholders including patients and shareholders.”

“I am honored to succeed Christian as Celyad’s next CEO and together with the Board, the senior leadership team, and all of our employees, look forward to advancing our promising CAR-T programs to deliver novel therapies to cancer patients,” said Mr. Petti. “The momentum we are building across our pipeline is truly exciting and should provide the Company with a tremendous opportunity as we enter our next phase of growth.”

Mr Lussier added: “Christian’s vision and drive, combined with his commitment to serving the long-term interests of the Company, has helped Celyad develop a growing pipeline of CAR-T candidates. Christian will continue to support an agile organization well-positioned for success. I’d like to thank him personally, and on behalf of the Board, for his tireless contribution to Celyad as CEO.”

Dr. Homsy added: “I congratulate Filippo on his appointment and look forward to working with him in my new role. It has been an honor to lead the organization over the past 12 years making it a leader in cell therapy development and manufacturing. I am humbled by the talented people I have had the pleasure of working with since the inception of the Company. Today Celyad is an incredibly talented organization with exceptional vision and operational excellence. Together with the portfolio of groundbreaking technologies, this will undoubtedly make Celyad a forefront player of the CAR-T field. I am very grateful to Celyad employees and to all the other stakeholders for making this journey possible.”

Mr. Petti has nearly 20 years of work experience related to the biopharmaceutical industry. Prior to joining Celyad as CFO, Mr. Petti served as a healthcare investment banker at Wells Fargo Securities and William Blair & Company. Prior to his roles in investment banking, he worked in equity research, with a focus in oncology, both at William Blair & Company and Wedbush Securities. Mr. Petti began his career as a research scientist at OSI Pharmaceuticals, Inc., where he was involved in translational research studies focused on the EGFR inhibitor Tarceva® (erlotinib) before transitioning into corporate development with the company. Mr. Petti holds a Master of Business Administration from Cornell University, a Master of Science from St. John’s University and a Bachelor of Science from Syracuse University.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell autologous and allogeneic platforms have the potential to treat a broad range of solid and hematologic tumors. After having demonstrated safety, its lead oncology autologous CAR-T therapy CYAD-01 (CAR-T NKG2D) is now currently being evaluated in several Phase I clinical trials to assess the clinical activity of multiple administrations of autologous CYAD-01 cells in solid cancer (metastatic colorectal cancer) and hematological tumors (acute myeloid leukemia) with or without being concurrently administered with standard-of-care treatments (preconditioning chemotherapy).

Concomitantly, Celyad is developing CYAD-101, first-in-class, investigational, non-gene edited, allogeneic (donor derived) CAR-T therapy co-expressing the CAR-T NKG2D and the novel inhibitory peptide TIM (T cell receptor [TCR] Inhibiting Molecule). The expression of TIM reduces signaling of the TCR complex and could therefore reduce or eliminate Graft versus Host Disease (GvHD). CYAD-101 is evaluated in a Phase I trial for the treatment of patients with mCRC. Preliminary results are expected in second half of 2019.

Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad

Filippo Petti, Chief Financial Officer – investors@celyad.com

Anne Moore, Vice President Corporate Strategy – T: +32(0) 10 39 41 87 – communications@celyad.com

For Belgium: Comfi

Laure-Eve Montfort – T.: +32 (0)2 290 90 93 – celyad@comfi.be

For France: Ulysse Communication

Bruno Arabian - T.: +33 (0)6 87 88 47 26 – barabian@ulysse-communication.com

For the U.S.: LifeSci Advisors

Investor Relations: Daniel Ferry – T.: +1 (617) 535 7746 – daniel@lifesciadvisors.com

Public Relations: Sara Zelkovic – T:+1 (646) 876 4933 – sara@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and CYAD-101; the ongoing and planned clinical development of CYAD-01 and CYAD-101, including the timing of trials, enrollment, data readouts and presentations; the clinical and commercial potential of CYAD-01 and CYAD-101 and the adequacy of Celyad’s financial resources; Celyad’s worldwide development and commercialization rights to CYAD-101; the ongoing and planned clinical and commercial potential and development of its shRNA technology; Celyad’s financial condition, results of operation and business outlook. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 and CYAD-101 drug product candidates. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and

other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.